Exhibit 8.1

List of Subsidiaries of Despegar.com, Corp.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Decolar.com, Inc.	Delaware, United States of America
Despegar.com USA, Inc.	United States of America
Despegar.com.ar S.A.	Argentina
Viajes Falabella S.A.	Argentina
Decolar.com Ltda.	Brazil
Despegar.com Chile SpA.	Chile
Viajes Falabella SpA.	Chile
Despegar Colombia S.A.S.	Colombia
Servicios Online S.A.S.	Colombia
Agencia de Viajes y Turismo Falabella S.A.S.	Colombia
Viajes Despegar.com O.N.L.I.N.E. S.A.	Costa Rica
DespegarEcuador S.A.	Ecuador
Despegar.com México, S.A. de C.V.	México
Despegar Servicios, S.A. de C.V.	México
Despegar.com Perú S.A.C.	Perú
Viajes Falabella S.A.C.	Perú
Servicios Online 3351 de Venezuela C.A.	Venezuela
Despegar.com Panamá S.A.	Panama
Desonproc S.L.	España
Rivamor S.A.	Uruguay
Badurey S.A.	Uruguay
Satylca S.C.A.	Uruguay
Tecnobelt S.A. (en liquidación)	Uruguay
Travel Reservations S.R.L.	Uruguay
Holidays S.A.	Uruguay